Exhibit 99.1

NET ASSET VALUE CALCULATION AND VALUATION PROCEDURES

Valuation Procedures

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our net asset value (“NAV”). As a public company, we are required to issue financial statements generally based on historical cost in accordance with Generally Accepted Accounting Principles (“GAAP”) as applicable to our financial statements. To calculate our NAV for the purpose of establishing a purchase and redemption price for our shares, we have adopted a model, as explained below, which adjusts the value of certain of our assets from historical cost to fair value. As a result, our NAV may differ from the amount reported as stockholder’s equity on the face of our financial statements prepared in accordance with GAAP. When the fair value of our assets is calculated for the purposes of determining our NAV per share, the calculation is done using the fair value methodologies detailed within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures. However, our valuation procedures and our NAV are not subject to GAAP and will not be subject to independent audit. Our NAV may differ from equity reflected on our audited financial statements, even if we are required to adopt a fair value basis of accounting for GAAP financial statement purposes in the future. Furthermore, no rule or regulation requires that we calculate NAV in a certain way. Although we believe our NAV calculation methodologies are consistent with standard industry principles, there is no established practice among public REITs, whether listed or not, for calculating NAV in order to establish a purchase and redemption price. As a result, other public REITs may use different methodologies or assumptions to determine NAV.

Independent Valuation Firm

With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S., Inc., an independent valuation firm (the “Independent Valuation Firm”), to serve as our independent valuation firm with respect to the daily valuation of our real property portfolio. Altus Group is a multidisciplinary provider of independent, commercial real estate consulting and advisory services in multiple offices around the world, including Canada, the U.K., Australia, the United States and Asia Pacific. Altus Group is engaged in the business of valuing commercial real estate properties and is not affiliated with us or the Advisor. The compensation we pay to the Independent Valuation Firm will not be based on the estimated values of our real property portfolio. Our board of directors, including a majority of our independent directors, may replace the Independent Valuation Firm. We will promptly disclose any changes to the identity or role of the Independent Valuation Firm in this prospectus and in reports we publicly file with the Commission.

The Independent Valuation Firm discharges its responsibilities in accordance with our real property valuation procedures described below and under the oversight of our board of directors. Our board of directors is not involved in the day-to-day valuation of the real property portfolio, but periodically receives and reviews such information about the valuation of the real property portfolio as it deems necessary to exercise its oversight responsibility. While our Independent Valuation Firm is responsible for providing our real property valuations, our Independent Valuation Firm is not responsible for nor prepares our daily NAV.

At this time, the Independent Valuation Firm is engaged solely to provide our daily real property portfolio valuation and to help us manage the property appraisal process, but it may be engaged to provide additional services, including providing an independent valuation or appraisal of any of our other assets or liabilities (contingent or otherwise), in the future. Our Independent Valuation Firm and its affiliates may from time to time in the future perform other commercial real estate and financial advisory services for our Advisor and its related parties, or in transactions related to the properties that are the subjects of the valuations being performed for us, or otherwise, so long as such other services do not adversely affect the independence of the applicable appraiser as certified in the applicable appraisal report.

Real Property Portfolio Valuation

Daily Valuation Process

The real property portfolio valuation, which is the largest component of our NAV calculation, is provided to us by the Independent Valuation Firm on each business day. The foundation for this valuation is periodic appraisals, as discussed further below. However, on each business day, the Independent Valuation Firm adjusts a real property’s valuation, as necessary, based on known events that have a material impact on the most recent value (adjustments for non-material events may also be made). For example, an unexpected termination or renewal of a material lease, a material change in vacancies, an unanticipated structural or environmental event at a property or material capital market events, among others, may cause the value of a property to change materially. Furthermore, the value of our properties is determined on an unencumbered basis. The effect of property-level debt on our NAV is discussed further below.

Using information derived from a variety of sources including, but not limited to, the property’s most recent appraisal, information from management and other information derived through the Independent Valuation Firm’s database, industry data and other sources, the Independent Valuation Firm determines the appropriate adjustment to be made to the estimated value of the property based on material events, which may include a change to underlying property fundamentals or cash flows or a change in overall market conditions. The Independent Valuation Firm collects all reasonably available material information that it deems relevant in valuing our real estate portfolio. The Independent Valuation Firm relies in part on property-level information provided by the Advisor, including (i) historical and projected operating revenues and expenses of the property; (ii) lease agreements on the property; and (iii) information regarding recent or planned capital expenditures. Upon becoming aware of the occurrence of a material event impacting property-level information, the Advisor promptly notifies the Independent Valuation Firm. Any adjustment to the valuation of a property is performed as soon as practicable after a determination that a material change with respect to such property has occurred and the financial effects of such change are quantifiable by the Independent Valuation Firm. However, rapidly changing market conditions or material events may not be immediately reflected in our daily NAV. The resulting potential disparity in our NAV may inure to the benefit of redeeming stockholders or non-redeeming stockholders and new purchasers of our common stock, depending on whether our published NAV per share for such class is higher or lower than the adjusted value of our NAV after material events have been considered. Any such adjustments are estimates of the market impact of material events to the appraised value of the property, based on assumptions and judgments that may or may not prove to be correct, and may also be based on limited information readily available at that time. As part of the oversight by our board of directors, on a periodic basis the Independent Valuation Firm provides our board of directors with reports on its valuation activity.

The primary methodology used to value properties is the income approach, whereby value is derived by determining the present value of an asset’s stream of future cash flows (for example, discounted cash flow analysis). Consistent with industry practices, the income approach incorporates subjective judgments regarding comparable rental and operating expense data, the capitalization or discount rate, and projections of future rent and expenses based on appropriate evidence. Other methodologies that may also be used to value properties include sales comparisons and replacement cost approaches. Because the property valuations involve significant professional judgment in the application of both observable and unobservable attributes, the calculated value of our real property assets may differ from their actual realizable value or future appraised value. Our real estate portfolio valuation may not reflect the liquidation value or net realizable value of our properties because the valuations performed by the Independent Valuation Firm involve subjective judgments and do not reflect transaction costs associated with property dispositions. However, as discussed below, in some circumstances such as when an asset is anticipated to be acquired or disposed, we may apply a probability-weighted analysis to factor in a portion of potential transaction costs in our NAV calculation.

Each individual appraisal report for our assets (discussed further below) is addressed solely to our company to assist the Independent Valuation Firm in providing our real property portfolio valuation. Our Independent Valuation Firm’s valuation reports are not addressed to the public and may not be relied upon by any other person to establish an estimated value of our common stock and will not constitute a recommendation to any person to purchase or sell any shares of our common stock. In preparing its valuation reports, our Independent Valuation Firm does not solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of our company.

In conducting its investigation and analyses, our Independent Valuation Firm takes into account customary and accepted financial and commercial procedures and considerations as it deems relevant, which may include, without limitation, the review of documents, materials and information relevant to valuing the property that are provided by us or our Advisor. Although our Independent Valuation Firm may review information supplied or otherwise made available by us or our Advisor for reasonableness, it assumes and relies upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party and does not undertake any duty or responsibility to verify independently any of such information. With respect to operating or financial forecasts and other information and data to be provided to or otherwise to be reviewed by or discussed with our Independent Valuation Firm, our Independent Valuation Firm assumes that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management, board of directors and Advisor, and relies upon us to advise our Independent Valuation Firm promptly if any material information previously provided becomes inaccurate or was required to be updated during the period of its review.

In performing its analyses, our Independent Valuation Firm makes numerous other assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond its control and our control, as well as certain factual matters. For example, unless specifically informed to the contrary, our Independent Valuation Firm assumes that we have clear and marketable title to each real estate property valued, that no title defects exist, that improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density or shape are pending or being considered. Furthermore, our Independent Valuation Firm’s analysis, opinions and conclusions are necessarily based upon market, economic, financial and other circumstances and conditions existing at or prior to the valuation, and any material change in such circumstances and conditions may affect our Independent Valuation Firm’s analysis and conclusions. Our Independent Valuation Firm’s appraisal reports may contain other assumptions, qualifications and limitations set forth in the respective appraisal reports that qualify the analysis, opinions and conclusions set forth therein.

The analyses performed by our Independent Valuation Firm do not address the market value of our common stock. Furthermore, the prices at which our real estate properties may actually be sold could differ from our Independent Valuation Firm’s analyses.

Property Appraisals

Periodic real property appraisals serve as the foundation of the Independent Valuation Firm’s daily real property portfolio valuation. The overarching principle of these appraisals is to produce valuations that represent fair and accurate estimates of the unencumbered values of our real estate or the prices that would be received for our real properties in arm’s-length transactions between market participants before considering underlying debt. The valuation of our real properties determined by the Independent Valuation Firm may not always reflect the value at which we would agree to buy or sell such assets and the value at which we would buy or sell such assets could materially differ from the Independent Valuation Firm’s estimate of fair value. Further, we do not undertake to disclose the value at which we would be willing to buy or sell our real properties to any prospective or existing investor.

We obtain ongoing appraisals pursuant to schedules prepared by the Independent Valuation Firm and our advisor that are designed to conduct appraisals on each of our properties throughout any given calendar year. In order to provide a smooth and orderly appraisal process, we seek to have approximately 1/12th of the portfolio appraised each month, although we may have more or less appraised in a month. In no event will a calendar year pass without having each and every property valued by appraisal unless such asset is bought or sold in such calendar year. The acquisition price of newly acquired properties will serve as our appraised value for the year of acquisition, and thereafter will be part of the appraisal cycle described above such that they are appraised at least every calendar year.

Appraisals are performed in accordance with the Code of Ethics and the Uniform Standards of Professional Appraisal Practices, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation. Each appraisal must be reviewed, approved and signed by an individual with the professional designation of MAI (Member of the Appraisal Institute). The Independent Valuation Firm is involved with the appraisal process, but we have engaged other independent valuation firms (“Appraisal Firms”) to provide appraisals for our properties. Appraisal Firms were chosen from a list of firms pre-approved by our board of directors, including a majority of our independent directors, based on their qualifications. The Independent Valuation Firm confirms the reasonableness of the appraisal before reflecting any valuation change in its valuation of our real property portfolio. Real estate appraisals are reported on a free-and-clear basis (for example no mortgage), irrespective of any property-level financing that may be in place. Such property-level financings ultimately are factored in and do reduce our NAV in a manner described in more detail below.

Portfolio Assets, Joint Ventures and Developments

Properties purchased or operated as a portfolio or held in a joint venture that acquires properties over time may be valued as a single asset, which may result in a different value than if they were valued as individual assets. Investments in joint ventures that hold properties are valued by the Independent Valuation Firm in a manner that is consistent with the procedures described above and approved by our board of directors, including a majority of our independent directors, with the agreed approach taking into account the size of our investment in the joint venture, the assets owned by the joint venture, the terms of the joint venture including any promotional interests, minority discount and control, if applicable, and other relevant factors. Development assets, if any, will be valued at cost plus capital expenditures and will join the appraisal cycle upon the earlier of stabilization or 24 months from substantial completion.

Valuation of Real Estate-Related Assets

Real estate-related assets that we own or may acquire include, among other things, debt and equity interests backed principally by real estate, such as mortgage loans, participations in mortgage loans (i.e., A-Notes and B-Notes), mezzanine loans and publicly traded common and preferred stock of real estate companies. In general, the value of real estate-related assets is determined in accordance with GAAP and adjusted upon the occurrence of a material event, or in the case of liquid securities, each business day, as applicable, thereafter, according to the procedures specified below. Pursuant to our valuation procedures, our board of directors, including a majority of our independent directors, approves the pricing sources of our real estate-related assets. In general, these sources are third parties other than our Advisor. However, we may utilize the Advisor as a pricing source if the asset is immaterial or there are no other pricing sources reasonably available, and provided that our board of directors, including a majority of our independent directors, must approve the initial valuation performed by our Advisor and any subsequent material adjustments made by our Advisor. The third-party pricing source may, under certain circumstances, be our Independent Valuation Firm, subject to their acceptance of the additional engagement.

Mortgage Loans, Participations in Mortgage Loans and Mezzanine Loans

Individual investments in mortgages, mortgage participations and mezzanine loans are generally included in our determination of NAV at an amount determined in accordance with GAAP and adjusted as necessary to reflect impairments.

Private Real Estate-Related Assets

Investments in privately placed debt instruments and securities of real estate-related operating businesses (other than joint ventures), such as real estate development or management companies, are valued at cost and thereafter are revalued as determined in good faith by the pricing source. In evaluating the value of our interests in certain commingled investment vehicles (such as private real estate funds), values periodically assigned to such interests by the respective issuers or broker-dealers may be relied upon.

Publicly Traded Real Estate-Related Assets

Publicly traded debt and equity real estate-related securities (such as REIT bonds) that are not restricted as to salability or transferability are valued daily on the basis of publicly available information. Generally, to the extent the information is available, such securities are valued at the last trade of such securities that was executed at or prior to closing on the valuation day or, in the absence of such trade, the last “bid” price. The value of publicly traded debt and equity real estate-related securities that are restricted as to salability or transferability may be adjusted by the pricing source for a liquidity discount. In determining the amount of such discount, consideration will be given to the nature and length of such restriction and the relative volatility of the market price of the security.

Valuation of Liquid Non-Real Estate-Related Assets

Liquid non-real estate-related assets include credit rated government and corporate debt securities, publicly traded equity securities and cash and cash equivalents. Liquid non-real estate-related assets are valued daily on the basis of publicly available information.

Valuation of Real Estate-Related Liabilities

Our real estate-related liabilities consist of financing for our portfolio of assets. These liabilities are generally included in our determination of NAV in accordance with GAAP. Costs and expenses incurred to secure the financing are amortized over the life of the applicable loan. Unless costs can be specifically identified, we allocate the financing costs and expenses incurred with obtaining multiple loans that are not directly related to any single loan among the applicable loans, generally pro rata based on the amount of proceeds from each loan.

There are some circumstances where liabilities may be included in our determination of NAV using an alternative methodology to GAAP. For example, if a loan amount exceeds the value of the underlying real property and the loan is otherwise a non-recourse loan, we will assume an equity value of zero for purposes of the combined real property and the loan in the determination of our NAV. Another example would be if a loan restructure or modification has caused the legal liability of the loan to significantly deviate from the carrying value according to GAAP, we would recognize the legal liability rather than the GAAP determination of the liability.

NAV and NAV per Share Calculation

We are offering to the public three classes of shares of our common stock, Class A shares, Class I shares and Class W shares. Our NAV is calculated for each of these classes and our Class E shares after the end of each business day that the New York Stock Exchange is open for unrestricted trading by ALPS Fund Services Inc. (“ALPS” or the “NAV Accountant”), a third-party firm approved by our board of directors, including a majority of our independent directors. Our board of directors, including a majority of our independent directors, may replace ALPS with another party, including our Advisor, if it is deemed appropriate to do so.

At the end of each such trading day, before taking into consideration accrued dividends or class-specific expense accruals, any change in the Aggregate Fund NAV (whether an increase or decrease) is allocated among each class of Fund Interest (i.e., our Class E shares, Class A shares, Class W shares and Class I shares, along with any classes of OP Units held by third parties) based on each class’s relative percentage of the previous Aggregate Fund NAV. Changes in the Aggregate Fund NAV reflect factors including, but not limited to, unrealized/realized gains (losses) on the value of our real property portfolio, real estate-related assets and liabilities, and daily accruals for income and expenses (including accruals for performance based fees, if any, asset management, dealer manager and distribution fees) and distributions to investors.

Our most significant source of net income is property income. We accrue estimated income and expenses on a daily basis based on annual budgets as adjusted from time to time to reflect changes in the business throughout the year. For the first month following a property acquisition, we calculate and accrue portfolio income with respect to such property based on the performance of the property before the acquisition and the contractual arrangements in place at the time of the acquisition, as identified and reviewed through our due diligence and underwriting process in connection with the acquisition. For the purpose of calculating our NAV, all organization and offering costs reduce NAV as part of our estimated income and expense accrual. On a periodic basis, our income and expense accruals are adjusted based on information derived from actual operating results.

Our liabilities are included as part of our NAV calculation generally based on GAAP. Our liabilities include, without limitation, property-level mortgages, accrued distributions, the fees payable to the Advisor and the Dealer Manager, accounts payable, accrued company-level operating expenses, any company or portfolio-level financing arrangements and other liabilities.

Following the calculation and allocation of changes in the Aggregate Fund NAV as described above, NAV for each class is adjusted for accrued dividends, the distribution fee and the dealer manager fee, to determine the current day’s NAV. Selling commissions, which are paid by purchasers of Class A shares in the primary offering at the time of purchase in addition to the NAV per Class A share, have no effect on the NAV of any class.

NAV per share for each class is calculated by dividing such class’s NAV at the end of each trading day by the number of shares outstanding for that class on such day.

Probability-Weighted Adjustments

In certain circumstances, such as in an acquisition or disposition process, we may be aware of a contingency or contingencies that could impact the value of our assets, liabilities, income or expenses for purposes of our NAV calculation. For example, we may be party to an agreement to sell a property at a value different from that used in our current NAV calculation. The same agreement may require the buyer to assume a related mortgage loan with a fair value that is different from that used in our current NAV calculation. The transaction may also involve costs for brokers, transfer taxes, and other items upon a successful closing. To the extent such contingencies may affect the value of a property, the Independent Valuation Firm may take such contingencies into account when determining the value of such property for purposes of our NAV calculation. Similarly, we may adjust the other components of our NAV (such as the carrying value of our liabilities or expense accruals) for purposes of our NAV calculation. These adjustments may be made either in whole or in part over a period of time, and both the Independent Valuation Firm and we may take into account (a) the estimated probability of the contingencies occurring and (b) the estimated impact to NAV if the contingencies were to occur when determining the timing and magnitude of any adjustments to NAV.

NAV of our Operating Partnership and OP Units

Because certain fees to the Advisor are based on our Aggregate Fund NAV (i.e., the aggregate NAV of our Class E shares, Class A shares, Class W shares and Class I shares, along with the OP Units held by third parties), our valuation procedures include the following methodology to determine the daily NAV of our Operating Partnership and the OP Units. Our Operating Partnership has four classes of OP Units (Class E, Class A, Class W and Class I) that are each economically equivalent to our corresponding classes of shares (Class E, Class A, Class W and Class I). Accordingly, on each business day, the NAV per Class E OP Unit equals the NAV per Class E share, the NAV per Class A OP Unit equals the NAV per Class A share, the NAV per Class W OP Unit equals the NAV per Class W share and the NAV per Class I OP Unit equals the NAV per Class I share. The NAV of our Operating Partnership on each business day equals the sum of the NAVs of each outstanding OP Unit on such business day.

Oversight by our Board of Directors

All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. As part of this process, our Advisor reviews the estimates of the values of our real property portfolio and real estate-related assets for consistency with our valuation guidelines and the overall reasonableness of the valuation conclusions, and inform our board of directors of its conclusions. Although our Independent Valuation Firm or other pricing sources may consider any comments received from us or our Advisor to their individual valuations, the final estimated values of our real property portfolio and real estate-related assets are determined by the Independent Valuation Firm or other pricing source.

Our Independent Valuation Firm is available to meet with our board of directors to review valuation information, as well as our valuation guidelines and the operation and results of the valuation process generally. Our board of directors has the right to engage additional valuation firms and pricing sources to review the valuation process or valuations, if deemed appropriate.

Review of and Changes to Our Valuation Procedures

At least once each calendar year our board of directors, including a majority of our independent directors, reviews the appropriateness of our valuation procedures. With respect to the valuation of our properties, the Independent Valuation Firm provides the board of directors with periodic valuation reports. From time to time our board of directors, including a majority of our independent directors, may adopt changes to the valuation procedures if it (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination or (2) otherwise reasonably believes a change is appropriate for the determination of NAV. We will publicly announce material changes to our valuation procedures or the identity or role of the Independent Valuation Firm.

Limitations on the Calculation of NAV

The largest component of our NAV consists of real property investments and, as with any real estate valuation protocol, each property valuation is based on a number of judgments, assumptions or opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in a different estimate of the value of our real property investments. Although the methodologies contained in the valuation procedures are designed to operate reliably within a wide variety of circumstances, it is possible that in certain unanticipated situations or after the occurrence of certain extraordinary events (such as a terrorist attack or an act of nature), our ability to implement and coordinate our NAV procedures may be impaired or delayed, including in circumstances where there is a delay in accessing or receiving information from vendors or other reporting agents. Further, the NAV per share should not be viewed as being determinative of the value of our common stock that may be received in a sale to a third party or the value at which our stock would trade on a national stock exchange. Our board of directors may suspend this offering and the redemption program if it determines that the calculation of NAV may be materially incorrect or there is a condition that restricts the valuation of a material portion of our assets.

[Note that the quarterly component calculations have not been included in this document, as these are the valuation procedures rather than the calculations; but quarterly component calculations will be filed in 10-Qs/10-Ks and in prospectus supplements]